December 27, 2007                                          LOGO OF WILMERHALE

                                                        Carol Robinson Schepp

                                                          +1 212 295 6302 (t)
VIA EDGAR                                                 +1 212 230 8888 (f)
                                                  carol.schepp@wilmerhale.com


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A for Barclays Global Investors Funds (the "Trust") (File Nos. 033-54126; 811-07332)

Ladies and Gentlemen:

   Attached hereto for filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the "1933 Act"), and Rule 485(a)(1) thereunder; (2) the Investment Company Act of 1940, as amended (the "1940 Act"); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 62 (amendment No. 66 under the 1940 Act) to the Trust's registration statement on Form N-1A (the "Capital Shares Class Amendment"). The Capital Shares Class Amendment is intended to become effective on February 25, 2008, which is 60 days after the date of filing.

   The Capital Shares Class Amendment has been manually signed by the Trust, as required by Section 8(b) of the 1940 Act. Pursuant to Rule 302 under Regulation S-T, the Trust will retain the manually executed copy of the Capital Shares Class Amendment. The electronic copy of the Capital Shares Class Amendment contains conformed signatures.

   The Capital Shares Class Amendment is being filed to establish the Capital Shares Class (the "New Class") as a new class of the following existing series of the Trust: Institutional Money Market Fund, Prime Money Market Fund, Government Money Market Fund and Treasury Money Market Fund (each, a "Fund"). The Capital Shares Class Amendment includes the prospectus, statement of additional information, Part C and exhibits with respect to the New Class.

                         Request for Selective Review

   The terms of, and disclosure regarding, the shares of the New Class are substantially identical to the terms of, and disclosure regarding, the Institutional Shares Class of the Funds as described in post-effective amendment No. 59 to the registration statement of the Trust on Form

                  Wilmer Cutler Pickering Hale and Dorr LLP,
                   399 Park Avenue, New York, New York 10022
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U.S. Securities and Exchange Commission
December 27, 2007
Page 2

N-1A ("Amendment 59"), as described below./1/ Since sections of the Capital Shares Class Amendment contain disclosure that is substantially identical to disclosure in Amendment 59, we hereby request on behalf of the Trust that the staff of the Securities and Exchange Commission ("SEC") apply the selective review process to the Capital Shares Class Amendment in accordance with Release No. 33-6510 (IC-13768).

   Materially Different Disclosure. The material changes in disclosure in the Capital Shares Class Amendment from Amendment 59 result from the following:

    (a)shares of the New Class will not have the same investment performance information as the Institutional Class shares (See disclosure on page 4 under the subsection captioned "Total Returns" of the prospectus),

    (b)certain class level fees for the New Class differ from the class level fees for the Institutional Class shares of the Funds (See disclosure of other expenses on pages 7-8 under the section captioned "Fees and Expenses" of the prospectus),

    (c)shares of the New Class have a different investment minimum than the Institutional Class shares (See disclosure on pages 11-13 under the subsections captioned "Who is Eligible to Invest," "How to Buy Shares" and "How to Sell Shares" of the prospectus),/2/

    (d)shares of the New Class do not have any financial history (See disclosure on page 17 under the section captioned "Financial Highlights" of the prospectus), and

    (e)shares of the New Class will have a different administrative fee rate as compared to the Institutional Class shares (See disclosure on page 20 of the statement of additional information).

   Substantially Identical Disclosure. The sections of the Capital Shares Class Amendment that contain disclosure substantially identical to disclosure in Amendment 59 are listed below:

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/1/ Since the effectiveness of Amendment 59, the Trust filed supplements to the Funds' prospectuses and statement of additional information, dated July 18, 2007, August 24, 2007 and December 14, 2007 (the "Supplements"), and the Capital Shares Class Amendment also incorporates the substance of the Supplements, as indicated below.
/2/ These subsections also contain certain updating information contained in the Supplements, such as the change in name of a Fund service provider, information regarding early market and Fund closings and instructions for investors engaged in direct transactions.

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U.S. Securities and Exchange Commission
December 27, 2007
Page 3

Prospectus

    .  Investment Objectives

    .  Principal Investment Strategies

    .  Principal Risk Factors

    .  Investment Returns (other than the subsection captioned "Total Returns")

    . Management of the Funds (other than the subsection captioned "Administrative Services")

Statement of Additional Information

    .  History of the Trust

    .  Description of the Funds and their Investments and Risks

    .  Portfolio Holdings Information

    .  Management/3/

    .  Control Persons and Principal Holders of Securities

    . Investment Adviser and Other Service Providers (other than the different fee rate applicable to the New Class described in the subsection captioned "Administrator")/4/

    .  Determination of Net Asset Value

    .  Purchase, Redemption and Pricing of Shares/5/

    .  Portfolio Transactions

    .  Distributions and Taxes

    .  Capital Stock

    .  Additional Information on the Funds

    .  Financial Statements

    .  Appendix

   There are no problem areas that, in the Trust's view, warrant particular attention, nor are there any new investment techniques, products or methods of distribution covered by the Capital Shares Class Amendment.

   For the convenience of the SEC staff, a copy of the Capital Shares Class Amendment, marked for selective review to show the above-referenced instances of materially different disclosure, and a copy of this transmittal letter are being sent to Mr. Keith O'Connell of the Division of Investment Management.
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/3/ This section also contains updated information regarding Trustees of the Trust, as reflected in the Supplements.
/4/ This section also contains certain updating information, such as the change in name of a Fund service provider, as reflected in the Supplements.
/5/ This section also contains updated information regarding early market and Fund closings, as reflected in the Supplements.

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U.S. Securities and Exchange Commission
December 27, 2007
Page 4

   If you have any questions or comments concerning the Capital Shares Class Amendment, please contact Leonard Pierce at (617) 526-6440 or me at
(212) 295-6302, counsel to the Trust.

Very truly yours,

/s/ Carol Robinson Schepp
-------------------------
Carol Robinson Schepp

Attachments

cc: Mr. Keith O'Connell (Division of Investment Management)
    Adam Mizock, Esq.